Exhibit 99.1

Press Release	Source: Harbin Electric Inc.

Harbin Electric Reports Record Revenues and Operating Profits for the First Quarter 2008 -- Sales Grew 65% Year-Over-Year
Friday May 9, 7:30 am ET

First Quarter 2008 Financial Highlights

--	Total revenues were $22.5 million, an increase of 65% compared to $13.6 million in the first quarter of 2007

--	Operating profit was $8.6 million, up 68% compared to the first quarter 2007

--	Net income was $5.4 million, a 57% increase from the first quarter of 2007

--	Diluted EPS were $0.27, compared to $0.19 for the first quarter 2007

--	Automobile micro-motors business exceeded expectations with approximately $9 million in revenues

HARBIN, China, May 9 /Xinhua-PRNewswire-FirstCall/ -- Harbin Electric, Inc., (the "Company", Nasdaq: HRBN), a market leader in customized linear motors, motor/controller automation systems, automobile specialty micro-motors, and other special motors, today reported preliminary financial results for the quarter ended March 31, 2008.

Financial Highlights for the First Quarter 2008

	Q12008	Q12007	YoY% Change

Revenue	$22,458,185	$13,626,214	65%
Gross Profit	$10,759,477	$6,857,928	57%
Gross Profit Margin	47.9%	50.3%
Operating Income	$8,635,823	$5,125,625	69%
Operating Margin 38.5%	37.6%
Net Income	$5,353,236	$3,404,063	57%
Net Profit Margin	23.8%	25.0%
Diluted EPS	$0.27	$0.19	41%

Mr. Tianfu Yang, Harbin Electric's Chairman and Chief Executive Officer, stated, "We are very pleased with our record-breaking quarterly results. For the past few years, we have been delivering significant year-over-year growth. This quarter, once again, we are demonstrating to investors our ability to achieve continued growth while maintaining high margins due to our strong product development capabilities and technology-focused strategy. For example, our automobile specialty micro-motors business achieved a remarkable performance in the first quarter 2008 with approximately $9 million in sales while maintaining a gross margin of over 40%. This fast-growing business accounted for 39% of our total revenues during the quarter and exceeded management expectations. We believe that these results further validate our vision and successful strategic move into the attractive and fast growing automobile specialty micro-motors segment, by leveraging our product development expertise and manufacturing capabilities."

Revenues

For the quarter ended March 31, 2008, revenues increased 65% to $22.5 million compared to $13.6 million in the first quarter of 2007. Linear motors and related integrated application systems contributed 42% to total revenues, automobile specialty micro-motors contributed 39%, and controllers, armatures, and other special motors contributed 19% compared to 68%, zero, and 32%, respectively, for the three months ended March 31, 2007.

The 65% year-over-year increase in revenues was primarily driven by increased sales of automobile specialty micro-motors segment, which contributed approximately $9 million to total revenues during the quarter.

The Company's products sold directly to customers in North America accounted for 17% of total revenues in the quarter ended March 31, 2008.

Gross Profit

Gross profit for the first quarter 2008 was $10.76 million compared to $6.86 million in the same period in 2007, a 57% year-over-year increase driven primarily by higher sales volume. The gross profit margin was 47.9% in the first quarter of 2008 compared to 50.3% in the corresponding period of last year. The slight decline in gross profit margin was mainly due to changes in the product mix attributable to the new automobile micro-motor business. By segment, the gross profit margin was 54% for linear motors and 42% for automobile specialty micro-motors. Changes in raw materials prices did not have a material impact on gross margins for the quarter.

Operating Income

The Company achieved a 68% year-over-year growth in operating profit, to $8.64 million in the three months ended March 31, 2008 from $5.13 million in the three months ended March 31, 2007. The significant growth in operating profit was primarily due to the growth in sales from the automobile micro-motors business. Operating margin was up slightly, 38.45% for the three months ended March 31, 2008 versus 37.62% for the same quarter of 2007, indicating improved operating efficiency.

Selling, general and administrative (SG&A) expenses were $2.03 million for the quarter, compared to $1.51 million for the same quarter of 2007. The year-over-year dollar increase in SG&A was associated primarily with higher shipping-and-handling costs due to volume growth. As a percentage of total sales, the Company's total SG&A expenses declined to 9.0% in the quarter from 11.1% in the same quarter last year. Going forward, the Company expects that SG&A expenses will more likely range between 10% and 12% of sales. The expected higher SG&A expenses are primarily due to activities related to compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and expenses associated with the completion of the proposed acquisition of Weihai Hengda Electric Motor Co. Ltd. announced on March 28, 2008.

Income Tax

As the Company is located in a designated economic development zone and falls under the "High Science and Technology Enterprises," from July 1, 2004 through December 31, 2007, the Company was exempted from income tax. From January 1, 2008 to December 31, 2010, the Company has been approved to have its tax rate reduced to 10% and the local government has further approved an additional rebate of 2.5%. This rebate will be included in non-operating income. For the quarter ended March 31, 2008, the Company recorded an income tax of $990,617.

Net Income

Net income for the first quarter was $5.35 million compared to $3.40 million for the corresponding quarter in 2007, representing a year-over-year growth of 57%. This growth was mainly driven by increased sales from the automobile specialty micro-motors business.

Earnings per diluted share grew 41% from $0.19 in the first quarter 2007 to $0.27 in this quarter.

Looking ahead, Mr. Yang stated, "We expect our automobile specialty micro-motor business to be the key growth driver in 2008. We believe that our linear motor driven tower-type oil pump developed for Daqing Oil Field and the permanent magnetic linear servo motor designed for ITW will also contribute to the overall growth in the year. Based on these major growth drivers combined with the existing operations, we expect total revenues for 2008 to grow more than 40% over 2007."

"The construction of our Shanghai facility is ongoing. We have received some new production equipment and expect to begin their installation in the next month. A successful start-up of the Shanghai facility this year could bring some upside potential to our expected revenue growth. Due to additional work related to the start-up of the new facility, we expect less than 10% of the Shanghai capacity to be operational this year, with the possibility of reaching 40% of total capacity in 2009," Mr. Yang continued.

"We are also moving forward with the announced acquisition of Weihai Hengda Electric Motor Co. Ltd. The financial auditing process of the target company continues according to plan, and the third party evaluation agent, Houlihan Lokey Howard & Zukin, arrived on site today to begin the evaluation work. Upon completion of that work, we should be able to determine an agreed price for the acquisition and provide additional financial information. Assuming the acquisition is completed as scheduled, we expect the new company to contribute to revenue growth this year."

"We have begun the testing of the linear motor driving system for the urban mass transportation train on the 300 meter-long track we built at our Harbin facility. The preliminary testing has been very successful, and we are conducting further evaluations and modifications while waiting for all other component systems (such as electricity power supply, control, etc.) from other vendors to be ready for integration. We are optimistic that the testing of the entire train system will commence toward the end of the year, which will enable us to start production on a small scale in 2009. We take great pride in being the first Chinese manufacturer involved in producing the first domestically-made linear motor driven train."

Mr. Yang concluded, "I am extremely excited about the bright future of Harbin Electric. China is in a transition phase from low to higher value-added manufacturing and from 'Made in China' to 'Developed in China'. While the low value-added Chinese manufacturers are exiting the center stage of China's economy, the high value-added and technology-oriented manufacturers are rapidly rising and are increasing their competitiveness in the global market for industrial goods. We believe that our Company is in the right industry at the right historical moment, and in a perfect position to shine."

First Quarter 2008 Earnings Call and Webcast

The Company will host a conference call to discuss the first quarter financial results at 8:30 a.m. ET on Friday, May 9, 2008. Tianfu Yang, Chairman and Chief Executive Officer, Zedong Xu, Chief Financial Officer, and Christy Shue, Executive Vice President will attend the call. The Company plans to release its first quarter earnings before the conference call.

To participate in the conference call, please dial any of the following numbers:

USA: 1-800-603-1779
International: +1-706-643-7429
North China: 10-800-713-0755

South China: 10-800-130-0724
The conference ID for the call is 46403018.

A replay of the call will be available beginning at 9:30 a.m. ET on May 9, 2008 and will remain available through midnight on May 16th, 2008.

To access the replay, please dial any of the following numbers:

USA: 1-800-642-1687
International: +1-706-645-9291
Passcode is 46403018.

This conference call will be broadcast live over the Internet. To listen to the live webcast, go to http://www.harbinelectric.com and click on "Harbin Electric Q1 2008 Earnings Conference Call." The replay of the webcast will be available for 30 days and will be archived on the Investor Kits page of the website after 30 days.

About Harbin Electric, Inc.:

Harbin Electric, headquartered in Harbin, China, is a market leader in linear motors, motor/controller automation systems, automobile specialty micro-motors, and other special motors. It is the first and, to our knowledge, the only Chinese company to provide product development and integrated production tailored to customer applications in this industry. The Company takes pride in its environmental and social policies. The Company believes that it provides its customers with energy-efficient products and its employees with a family-friendly work environment, based on competitive compensation and humane work schedules.

A strong focus of Harbin Electric is its emphasis on technology, innovation and creativity, based on a strong research and development ("R&D") capabilities. It recruits talent worldwide and through collaboration with top scientific institutions. Its ISO-certified manufacturing facility is equipped with state-of-the-art production lines and quality control systems to ensure product quality.

China's rapidly-expanding economy and governmental policies supporting the industry have provided a strong growth platform for the Company. To learn more about Harbin Electric, visit http://www.harbinelectric.com .

Safe Harbor Statement

The actual results of Harbin Electric, Inc. could differ materially from those described in this press release. Detailed information regarding factors that may cause actual results to differ materially from the results expressed or implied by statements in this press release may be found in the Company's periodic filings with the U.S. Securities and Exchange Commission, including the factors described in the section entitled "Risk Factors" in its quarterly report on Form 10-QSB for the quarter ended June 30, 2007. The Company does not undertake any obligation to update forward-looking statements contained in the press release. This press release contains forward-looking information about the Company that is intended to be covered by the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements can be identified by the use of forward-looking terminology such as "believe," "expect," "may," "will," "should," "project," "plan," "seek," "intend," or "anticipate" or the negative thereof or comparable terminology, and include discussions of strategy, and statements about industry trends and the Company's future performance, operations and products.

(Financial tables to follow)

HARBIN ELECTRIC, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2008 AND DECEMBER 31, 2007
(PRELIMINARY AND UNAUDITED)

A S S E T S
	March 31,	December 31,
	2008	2007
	UNAUDITED
CURRENT ASSETS:
Cash	36,904,184	45,533,893
Accounts receivable, net of allowance
for doubtful accounts of $121,071
and $116,238 as of March 31, 2008
and December 31, 2007, respectively	29,575,532	23,216,543
Inventories	2,554,312	2,570,929
Other receivables	1,149,591	326,639
Advances on inventory purchases	2,738,306	1,772,204
Total current assets	72,921,925	73,420,208

PLANT AND EQUIPMENT, net	26,838,936	23,858,035

OTHER ASSETS:
Debt issue costs, net of
amortization	1,986,537	2,214,717
Advances on equipment purchases	31,277,020	24,328,386
Advances on intangible assets	1,442,280	1,384,710
Deposits on acquisition	714,000	--
Intangible assets, net of
accumulated amortization	5,897,800	5,899,989
Other assets	413,676	397,263
Cross currency hedge receivable	121,837	145,945
Deposit in derivative hedge	1,000,000	1,000,000
Total other assets	42,853,150	35,371,010

Total assets	142,614,011	132,649,253

L I A B I L I T I E S A N D S H A R E H O L D E R S' E Q U I T Y

CURRENT LIABILITIES:
Accounts payable	128,504	263,314
Other payables	221,636	1,380,119
Other payables -- related party	--	45,491
Accrued liabilities	63,024	83,099
Customer deposits	345,172	333,253
Taxes payable	1,772,402	839,299
Interest payable	253,823	1,122,000
Total current liabilities	2,784,561	4,066,575

NOTES PAYABLE, net of debt discount
$15,745,236 and $16,878,269 as of
March 31, 2008 and December 31,
2007, respectively	32,465,660	33,121,731

FAIR VALUE OF DERIVATIVE INSTRUMENT	15,338,258	10,844,372

Total liabilities	50,588,479	48,032,678

COMMITMENTS AND CONTINGENCIES	--	--

SHAREHOLDERS' EQUITY:
Common Stock, $0.00001 par value,
100,000,000 shares authorized,
18,370,456 and 18,143,156
shares issued and outstanding
as of March 31, 2008 and
December 31, 2007, respectively	183	181
Paid-in-capital	46,212,369	44,970,589
Retained earnings	36,643,931	32,281,312
Statutory reserves	10,005,079	9,014,462
Accumulated other comprehensive loss	(836,030)	(1,649,969)
Total shareholders' equity	92,025,532	84,616,575
Total liabilities and
shareholders' equity	142,614,011	132,649,253

HARBIN ELECTRIC, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007
(PRELIMINARY AND UNAUDITED)

	FOR THE THREE MONTHS
	ENDED MARCH 31,
	2008	2007

REVENUES	22,458,185	13,626,214

COST OF SALES	11,698,708	6,768,286

GROSS PROFIT	10,759,477	6,857,928

RESEARCH AND DEVELOPMENT EXPENSE	97,695	217,840

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	2,025,959	1,514,463

INCOME FROM OPERATIONS	8,635,823	5,125,625

OTHER EXPENSE (INCOME), NET
Other income, net	(4,787)	(2,456)
Non-operating expense (income),
net	13,977	(6,321)
Interest expense, net	2,282,780	1,730,339
Total other expense (income),
net	2,291,970	1,721,562

INCOME BEFORE PROVISION FOR INCOME
TAXES	6,343,853	3,404,063

PROVISION FOR INCOME TAXES	990,617	--

NET INCOME	5,353,236	3,404,063

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation
adjustment	5,307,825	704,668
Change in fair value of
derivative instrument	(4,493,886)	--

COMPREHENSIVE INCOME	6,167,175	4,108,731

EARNINGS PER SHARE
Basic
Weighted average number of
shares	18,209,978	16,600,451
Earning per share	$0.29	$0.21

Diluted
Weighted average number of
shares	19,952,721	18,016,627
Earning per share	$0.27	$0.19

HARBIN ELECTRIC, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007
(PRELIMINARY AND UNAUDITED)

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$5,353,236	$3,404,063
Adjustments to reconcile net income
to cash provided by (used in)
operating activities:
Depreciation	211,710	103,730
Amortization of intangible
assets	242,303	22,946
Amortization of debt issuance
costs	228,181	123,109
Amortization of debt discount	1,343,929	1,133,033
Gain on derivative instrument	(168,214)	--
Stock based compensation	456,232	246,458
Change in operating assets and
liabilities
Accounts receivable	(5,286,259)	(637,101)
Inventories	120,299	(297,191)
Other receivables	(815,265)	(176,578)
Other receivables - related
parties	--	(6,321)
Advances on inventory purchases	(877,424)	(692,308)
Other assets	--	(133,507)
Accounts payable	(139,993)	(87,502)
Other payables	(1,172,757)	(1,906)
Other payables - Related Party	(46,377)	14,882
Accrued liabilities	(18,598)	--
Customer deposits	(1,896)	8,480
Taxes payable	879,686	(223,419)
Interest payable	(868,177)	(1,122,000)
Net cash (used in)
provided by operating
activities	(559,384)	1,678,868

CASH FLOWS FROM INVESTING ACTIVITIES:
Advances on intangible assets	--	331,350
Advances on equipment purchases	(5,813,976)	(12,530,558)
Additions to intangible assets	(697,544)	(198,998)
Additions to plant and equipment	(2,164,933)	(284,156)
Deposit on acquisition	(698,850)	--
Net cash used in investing
activities	(9,375,303)	(12,682,362)

CASH FLOWS FINANCING ACTIVITIES:
Proceeds received from conversion
of warrants and options	785,548	--
Repayment of notes payable	(2,000,000)	--
Net cash used in financing
activities	(1,214,452)	--

EFFECTS OF EXCHANGE RATE CHANGE IN
CASH	2,519,430	657,437

DECREASE IN CASH	(8,629,709)	(10,346,057)

CASH, beginning of period	45,533,893	67,313,919

CASH, end of period	$36,904,184	$56,967,862

For investor and media inquiries, please contact:

Harbin Electric, Inc.

In China
Tel: +86-451-8611-6757
Email: MainlandIR@Tech-full.com

In the U.S.
Christy Shue
Executive VP, Finance & Investor Relations
Tel: +1-631-312-8612
Email: cshue@HarbinElectric.com

Source: Harbin Electric Inc.